UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PULMATRIX, INC.
(Name of Issuer)

COMMON SHARES, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

74584P103
(CUSIP Number)

June 15, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74584P103

1	Names of Reporting Persons
Michael Brauser
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
14,409
	6	Shared Voting Power
1,128,241(1)(2)
	7	Sole Dispositive Power
14,409
	8	Shared Dispositive Power
1,128,241(1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,142,650(1)(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
7.9% (Based on 14,516,010 shares outstanding as of October 31,2015)
12	Type of Reporting Person (See Instructions)
IN

(1). Represents (i) 1,035,394 shares of common stock held by Grander Holdings, Inc. 401K PSP, of which Mr. Brauser is the trustee (“Grander 401K”). And (ii) 92,847 shares of common stock held by Marlin Capital Investments, LLC of which Mr. Brauser is a managing member (“Marlin”).

(2). Excludes 153,517 shares of common stock underlying warrants held by Marlin which contains a 4.99% beneficial ownership blocker.

Item 1.

(a)	Name of Issuer:

Pulmatrix, Inc., a Delaware corporation (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

99 Hayden Avenue, Suite 390

Lexington, MA 02421

Item 2.

(a)	Name of Person Filing:

                The statement is filed on behalf of Michael Brauser, Grander 401K, and Marlin (collectively, the “Reporting Person”).

(b)	Address of Principal Business Office or, if None, Residence:

       4400 Biscayne Blvd #850, Miami, FL 33137

(c)	Citizenship:

       Michael Brauser is a citizen of the United States. Grander 401K and Marlin are incorporated in the State of Florida.

(d)	Title and Class of Securities:

       Common Shares, par value $0.0001.

(e)	CUSIP No.: 74584P103

Item 3.	If this statement is filed pursuant to Sec.Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,142,650

(b)	Percent of Class: 7.9% (Based on 14,516,010 shares outstanding as of October 31, 2015)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 14,409

(ii)	Shared power to vote or to direct the vote: 1,128,241 (1)(2)

(iii)	Sole power to dispose or to direct the disposition of: 14,409

(iv)	Shared power to dispose or to direct the disposition of: 1,128,241(1)(2)

(1). Represents (i)1,035,394 shares of common stock held by Grander 401K and (ii) 92,847 shares of common stock held by Marlin. Mr. Brauser is the trustee of Grander 401K and the managing member of Marlin and in such capacities holds voting and dispositive power over the securities held by such entities.

(2). Excludes 153,517 shares of common stock underlying warrants held by Marlin which contains a 4.99% beneficial ownership blocker.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2016	By:	/s/ Michael Brauser

Michael Brauser